Delta Customers Worldwide Can Now Buy and Transfer SkyMiles at delta.com
New functionality complements airline’s continued global expansion

TORONTO, Feb. 22, 2007 – Delta Air Lines has expanded its Buy and Transfer Miles programs, enabling customers from around the world to purchase, gift and transfer miles online at delta.com.

Through a partnership with Points International, the Buy Miles program provides customers worldwide with opportunities to purchase miles for themselves or family and friends for as little as $30. The Transfer Miles program allows customers to transfer miles directly from one SkyMiles account to the account of another SkyMiles member. Both programs require a minimum of 1,000 miles per transaction.

"With the expansion of the Buy and Transfer Miles programs, SkyMiles members have more flexibility and additional opportunity to accumulate miles toward Award Travel," said Jeff Robertson, Managing Director of the SkyMiles program. "As Delta continues to grow internationally, we’re making technological strides that enable our global customers to fully enjoy the program and meet their travel needs with ease 24 hours a day, seven days a week."

"We are thrilled to partner with Delta Air Lines on this new customer-focused advancement," said Rob MacLean, CEO of Points International. "The global expansion of the Buy Miles program means that SkyMiles members can obtain Award Travel faster and with greater convenience."

In concert with the airline’s international expansion, delta.com, Delta’s award-winning Web site, launched in Spanish, French, German, Italian and Portuguese earlier this year. Customers may now shop for travel and purchase tickets online in 65 countries.

Delta recently became the only global airline to serve more than 300 worldwide destinations. The airline will continue to expand its global reach this summer with service to five transatlantic destinations: Bucharest, Dubai*, Prague*, Pisa/Florence and Vienna. Delta also will become the leading carrier between the United States and Eastern Europe in 2007.

Points International Ltd. (TSX: PTS; OTCBB: PTSEF) is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com, consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. A sample of participating programs include advancing our Fortune 1000 customer goals in the airline, hotel, financial and retail industries. Points works in partnership with American Express® Membership Rewards®, Cendant TripRewards®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks. Web site: http://www.points.com.

The award-winning Delta SkyMiles program offers members multiple mileage-earning opportunities when flying Delta, Delta Shuttle®, the Delta Connection® carriers, Delta AirElite® and other SkyTeam® airlines. Additional mileage-building opportunities are offered through more than 100 partners such as the Delta SkyMiles Credit Card from American Express, SkyMilesShopping.com, participating hotels, car rental companies, telecommunication services, restaurants, retailers and more. Now in its 25th year, the SkyMiles program received a "Lifetime Achievement Award" at the 2006 Freddie Awards in recognition of its many contributions to the airline loyalty industry, and it was named "Best Frequent Flyer Program" for 2006 by Business Traveler magazine.

Delta Air Lines (Other OTC: DALRQ) offers customers service to more destinations than any global airline with Delta and Delta Connection carrier service to 304 destinations in 52 countries. With more than 50 new international routes added in the last year, Delta is America’s fastest growing international airline and is a leader across the Atlantic with flights to 31 trans-Atlantic destinations. To Latin America and the Caribbean, Delta offers nearly 600 weekly flights to 58 destinations. Delta's marketing alliances also allow customers to earn and redeem SkyMiles on more than 14,000 flights offered by SkyTeam and other partners. Delta is a founding member of SkyTeam, a global airline alliance that provides customers with extensive worldwide destinations, flights and services. Including its SkyTeam and worldwide codeshare partners, Delta offers flights to 453 worldwide destinations in 97 countries. Customers can check in for flights, print boarding passes and check flight status at delta.com.

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Terms and Conditions

Purchased and transferred miles are nonrefundable, and should post to the appropriate SkyMiles account within 48 hours. Purchased and transferred miles do not count toward Medallion or Million Miler status. Prices and rules are subject to change without notice. All miles are sold in US dollars. Taxes and fees for Award travel are the responsibility of the passenger and must be paid at the time the ticket is booked. Award travel seats are limited and may not be available on all flights or in all markets. All SkyMiles program rules apply. To review the rules, see www.delta.com/memberguide. Offers void where prohibited by law. Additional restrictions may apply.

* Subject to foreign government approval.

© 2007 Delta Air Lines, Inc.

For more information contact:

POINTS INTERNATIONAL
For investor relations:
Christopher Barnard, President, Points International Ltd., (416) 596-6381, Christopher.Barnard@points.com;
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, Allyson.Pooley@icrinc.com.
Corporate website: www.points.com/corporate

For partnerships and other inquiries:
Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392, peter.lockhard@points.com.

DELTA SKYMILES CONTACTS:
Stephanie Fitzsimmons/Danielle Pacho
Jackson Spalding for Delta SkyMiles
404-724-2509/404-419-9345